SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Tongjitang Chinese Medicines Company

(Name of Issuer)

Ordinary Shares, par value $0.001 per ordinary share

(Title of Class of Securities)

G8918E106

(CUSIP Number)

Yongcun Chen

Suite 4209, Office Tower, Convention Plaza,

1 Harbour Road, Wanchai, Hong Kong

Telephone Number : (852) 2596-1558

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Richard Vernon Smith, Esq.

Orrick, Herrington & Sutcliffe LLP

405 Howard Street

San Francisco, CA 94105

(415) 773-5700

June 27, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8918E106	13D/A	Page 2 of 24

1	NAMES OF REPORTING PERSONS Xiaochun Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,060,000 Ordinary Shares
8 SHARED VOTING POWER 52,449,892 Ordinary Shares
9 SOLE DISPOSITIVE POWER 1,060,000 Ordinary Shares
10 SHARED DISPOSITIVE POWER 52,449,892 Ordinary Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,509,892 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.3%**
14	TYPE OF REPORTING PERSON IN

*	Excludes 832,000 ordinary shares beneficially owned by Mr. Yongcun Chen as to which Mr. Xiaochun Wang disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such shares.

**	Based on 135,349,722 outstanding Ordinary Shares of the Issuer (including outstanding American Depositary Shares of the Issuer, each representing four Ordinary Shares), as reported in the Issuer’s Register of Members dated as of April 18, 2008, and an option to purchase 800,000 Ordinary Shares exercisable as of the date of this report.

CUSIP No. G8918E106	13D/A	Page 3 of 24

1	NAMES OF REPORTING PERSONS Hanmax Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 Ordinary Shares
8 SHARED VOTING POWER 52,449,892 Ordinary Shares
9 SOLE DISPOSITIVE POWER 0 Ordinary Shares
10 SHARED DISPOSITIVE POWER 52,449,892 Ordinary Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,449,892 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.8%**
14	TYPE OF REPORTING PERSON CO

*	Excludes 1,892,000 Ordinary Shares beneficially owned by the other Reporting Persons as to which Hanmax Investment Limited disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such shares.

**	Based on 135,349,722 outstanding Ordinary Shares of the Issuer (including outstanding American Depositary Shares of the Issuer, each representing four Ordinary Shares), as reported in the Issuer’s Register of Members dated as of April 18, 2008.

CUSIP No. G8918E106	13D/A	Page 4 of 24

1	NAMES OF REPORTING PERSONS Yongcun Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 832,000 Ordinary Shares
8 SHARED VOTING POWER 0 Ordinary Shares
9 SOLE DISPOSITIVE POWER 832,000 Ordinary Shares
10 SHARED DISPOSITIVE POWER 0 Ordinary Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 832,000 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%**
14	TYPE OF REPORTING PERSON IN

*	Excludes 53,509,892 Ordinary Shares beneficially owned by the other Reporting Persons as to which Mr. Yongcun Chen disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such shares.

**	Based on 135,349,722 outstanding Ordinary Shares of the Issuer (including outstanding American Depositary Shares of the Issuer, each representing four Ordinary Shares), as reported in the Issuer’s Register of Members dated as of April 18, 2008, and an option to purchase 800,000 Ordinary Shares exercisable as of the date of this report.

Amendment No. 1 to Schedule 13D

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed jointly by Mr. Xiaochun Wang, Hanmax Investment Limited, a company incorporated under the laws of the British Virgin Islands (“Hanmax”), and Mr. Yongcun Chen (collectively, the “Reporting Persons”). The Reporting Persons report on Schedule 13D as members of a group. The Schedule 13D filed by the Reporting Persons on March 18, 2008 (the “Original Schedule 13D”) is hereby amended and supplemented as set forth below in this Amendment No. 1 (such Original Schedule 13D, together with Amendment No. 1, is referred to herein collectively as the “Schedule 13D”).

Item 2.	Identity and Background.

The disclosure in the third paragraph of Item 2 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

“Hanmax is an investment holding company incorporated under the laws of the British Virgin Islands. As of the date hereof, Mr. Chen owns 22.5% of the outstanding shares of Hanmax. Mr. Wang owns the remaining 77.5% of the outstanding shares of Hanmax. Mr. Wang and Mr. Chen are the sole directors of Hanmax. The principal business address of Mr. Wang and Hanmax is 5th Floor, Block B, Baiying Medical Device Park, Nanhai Avenue South, Nanshan District, Shenzhen, Guangdong Province 518067, People’s Republic of China.”

Item 3.	Source and Amount of Funds or Other Consideration.

The disclosure in paragraphs 1 and 3 of Item 3 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

“In consideration for services rendered to the Issuer, Mr. Wang acquired from the Issuer (i) 400,000 Ordinary Shares as the result of a restricted stock grant (further described in Item 6) of which 65% will have vested as of the date of this report, and (ii) an option to purchase 1,200,000 Ordinary Shares (further described in Item 6) of which two-thirds will have vested as of the date of this report.”

“In consideration for services rendered to the Issuer, Mr. Chen acquired from the Issuer (i) 50,000 Ordinary Shares as the result of a restricted stock grant (further described in Item 6) of which 64% will have vested as of the date of this report, and (ii) an option to purchase 1,200,000 Ordinary Shares (further described in Item 6) of which two-thirds will have vested as of the date of this report.”

The disclosure in Item 3 of the Original Schedule 13D is hereby further amended and supplemented by adding the following after the third paragraph thereof:

“On April 17, 2008, Mr. Wang transferred 130,000 Ordinary Shares to Hanmax for nominal consideration.

On April 17, 2008, Mr. Chen transferred 16,000 Ordinary Shares to Hanmax for nominal consideration.”

Item 4.	Purpose of Transaction.

The disclosure in Item 4 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

“On March 9, 2008, Mr. Chen and Mr. Wang (collectively, the “Management Group”) submitted a proposal (the “Proposal Letter”) to the Issuer’s Board of Directors (the “Board”) pursuant to which the Management Group proposed to acquire all of the outstanding Ordinary Shares of the Issuer (including Ordinary Shares outstanding in the form of ADSs) in a transaction (the “Transaction”) that would result in the Issuer becoming a privately-held company owned solely by the Management Group. The Management Group was prepared to value the Issuer at U.S.$2.55 per share (or U.S.$10.20 per ADS), which represented approximately a 54.78% premium to the New York Stock Exchange closing sale price of U.S.$6.59 per ADS on Friday, March 7, 2008 (each ADS represents four Ordinary Shares). A copy of the Proposal Letter was filed as Exhibit 1 to the Schedule 13D and is incorporated herein by reference. The foregoing summary of the Proposal Letter is qualified by reference to the full text thereof.

In a letter to the Board dated June 27, 2008, Mr. Wang provided notice to the Board of the withdrawal of the proposal dated March 9, 2008, to acquire all of the outstanding Ordinary Shares of the Issuer. A copy of the letter is attached hereto as Exhibit 8 and is incorporated herein by reference in its entirety.

Except as described elsewhere in this Schedule 13D, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons intend to evaluate on an ongoing basis the Issuer’s financial condition and prospects and their interest in, and intentions with respect to, the Issuer. Accordingly, each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer (including, without limitation, for the purpose of acquiring all of the outstanding Ordinary Shares of the Issuer in a transaction that would result in the Issuer becoming a privately-held company owned solely by the Management Group); dispose of all or a portion of the securities of the Issuer, including the Ordinary Shares described in Item 5 below, that the Reporting Persons now own or may hereafter acquire; and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities. In addition, the Reporting Persons may engage in discussions with management, the Board, other shareholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. The Reporting Persons reserve the right to take any and all actions that they may deem appropriate to maximize the value of their investment in the Issuer in light of market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.”

Item 5.	Interest in Securities of the Issuer.

The disclosure in (a), (b) and (c) of Item 5 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

“(a)	The Reporting Persons comprise a group within the meaning of Section 13(d)(3) of the Act. As a result, each Reporting Person may be deemed to beneficially own 54,341,892 Ordinary Shares, representing approximately 39.7% of the Ordinary Shares outstanding as reported in the Issuer’s Register of Members dated as of April 18, 2008 plus options to purchase a total of 1,600,000 Ordinary Shares exercisable as of the date of this report.

(i)	Mr. Wang beneficially owns 53,509,892 Ordinary Shares (consisting of 1,060,000 Ordinary Shares held directly by Mr. Wang and 52,449,892 Ordinary Shares held directly by Hanmax), constituting approximately 39.3% of the outstanding Ordinary Shares. Mr. Wang disclaims beneficial ownership of 832,000 Ordinary Shares beneficially owned by Mr. Chen. This report shall not be construed as an admission that such person is the beneficial owner of such shares.

(ii)	Hanmax beneficially owns 52,449,892 Ordinary Shares, constituting approximately 38.8% of the outstanding Ordinary Shares. Hanmax disclaims beneficial ownership of 1,892,000 Ordinary Shares beneficially owned by the other Reporting Persons. This report shall not be construed as an admission that such person is the beneficial owner of such shares.

(iii)	Mr. Chen beneficially owns 832,000 Ordinary Shares, constituting approximately 0.6% of the outstanding Ordinary Shares. Mr. Chen disclaims beneficial ownership of 53,509,892 Ordinary Shares beneficially owned by the other Reporting Persons. This report shall not be construed as an admission that such person is the beneficial owner of such shares.

(b)	Each Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the following number of Ordinary Shares:

(i)	Mr. Wang: 1,060,000 Ordinary Shares (consisting of 800,000 Ordinary Shares that are issuable upon the exercise of options exercisable as of the date of this report, and 260,000 Ordinary Shares that were issued to Mr. Wang pursuant to a restricted shares award agreement and which will have vested as of the date of this report).

(ii)	Hanmax: 0 Ordinary Shares.

(iii)	Mr. Chen: 832,000 Ordinary Shares (consisting of 800,000 Ordinary Shares that are issuable upon the exercise of options exercisable as of the date of this report, and 32,000 Ordinary Shares that were issued to Mr. Chen pursuant to a restricted shares award agreement and which will have vested as of the date of this report).

Each Reporting Person has the shared power to vote or direct the vote and to dispose or direct the disposition of the following number of Ordinary Shares:

(i)	Mr. Wang: 52,449,892 Ordinary Shares.

(ii)	Hanmax: 52,449,892 Ordinary Shares.

(iii)	Mr. Chen: 0 Ordinary Shares.

(c)	Since the Schedule 13D filed on March 18, 2008, the following transactions in the Ordinary Shares have been effected by the Reporting Persons:

On April 17, 2008, in a privately negotiated transaction, Mr. Wang transferred 130,000 Ordinary Shares to Hanmax for nominal consideration.

On April 17, 2008, in a privately negotiated transaction, Mr. Chen transferred 16,000 Ordinary Shares to Hanmax for nominal consideration.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure in the first four paragraphs of Item 6 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

“Pursuant to a Restricted Shares Award Agreement between Mr. Wang and the Issuer, dated as of August 13, 2007, a copy of which was filed as Exhibit 3 to the Schedule 13D and is incorporated herein by reference, the Issuer granted to Mr. Wang 400,000 Ordinary Shares in the form of restricted shares (“Mr. Wang’s Restricted Shares”), subject to a three-year staged (non-linear) vesting. As of the date of this report, 65% of Mr. Wang’s Restricted Shares will have vested. On June 30, 2009, the remaining 35% of Mr. Wang’s Restricted Shares will vest. Mr. Wang’s Restricted Shares which are not vested cannot be voted or disposed of by him.

Pursuant to a Share Option Agreement between Mr. Wang and the Issuer, dated as of August 13, 2007, a copy of which was filed as Exhibit 4 to the Schedule 13D and is incorporated herein by reference, the Issuer granted to Mr. Wang the option to purchase 1,200,000 Ordinary Shares (“Mr. Wang’s Options”), subject to a three-year staged (non-linear) vesting. As of the date of this report, two-thirds of Mr. Wang’s Options will have vested and may be exercised by him. The remaining one-third will vest on June 30, 2009.

Pursuant to a Restricted Shares Award Agreement between Mr. Chen and the Issuer, dated as of August 13, 2007, a copy of which was filed as Exhibit 5 to the Schedule 13D and is incorporated herein by reference, the Issuer granted to Mr. Chen 50,000 Ordinary Shares in the form of restricted shares (“Mr. Chen’s Restricted Shares”), subject to a three-year staged (non-linear) vesting. As of the date of this report, 64% of Mr. Chen’s Restricted Shares will have vested. On June 30, 2009, the remaining 36% of Mr. Chen’s Restricted Shares will vest. Mr. Chen’s Restricted Shares which are not vested cannot be voted or disposed of by him.

Pursuant to a Share Option Agreement between Mr. Chen and the Issuer, dated as of August 13, 2007, a copy of which was filed as Exhibit 6 to the Schedule 13D and is incorporated herein by reference, the Issuer granted to Mr. Chen the option to purchase 1,200,000 Ordinary Shares (“Mr. Chen’s Options”), subject to a three-year staged (non-linear) vesting. As of the date of this report, two-thirds of Mr. Chen’s Restricted Shares will have vested and may be exercised by him. The remaining one-third will vest on June 30, 2009.”

Item 7.	Material to be filed as Exhibits

The disclosure in Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following in appropriate numerical order at the end of that section:

“Exhibit 8  -    Letter to Board of Directors dated as of June 27, 2008.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 30, 2008	/s/ Xiaochun Wang
Xiaochun Wang

HANMAX INVESTMENT LIMITED

June 30, 2008	/s/ Xiaochun Wang
Xiaochun Wang
Director

June 30, 2008	/s/ Yongcun Chen
Yongcun Chen